Via Facsimile and U.S. Mail

September 24, 2010

Donald G. Southwell
Chairman, President and Chief Executive Officer
Unitrin, Inc.
One East Wacker Drive
Chicago, Illinois 60601

   Re: Unitrin, Inc.
      Form 10-K for the Fiscal Year Ended December 31, 2009
      Filed February 1, 2010
      File No. 001-18298

Dear Mr. Southwell:

  We have completed our review of your filings and do not have any further comments at this time.

        Sincerely,

        Jeffrey Riedler,
        Assistant Director